

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2020

Jeffrey Guzy
Chief Executive Officer
CoJax Oil & Gas Corp
3033 Wilson Boulevard, Suite E-605
Arlington, VA 22201

> **Re: CoJax Oil & Gas Corp**
> **Registration Statement on Form S-1**
> **Filed September 28, 2020**
> **File No. 333-249080**

Dear Mr. Guzy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Paul W. Richter